Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Signs Supply Agreement with Dantherm for Backup Power

For Immediate Release – March 21, 2007

Vancouver, Canada – Ballard Power Systems today announced that it has signed a supply agreement with Dantherm Air Handling A/S (Dantherm). The agreement is effective immediately, and extends to mid-2009. Ballard will supply 300-400 Mark1020 ACS fuel cells, comprising a mixture of 1kW and 2kW units, for integration into Dantherm’s backup power products for European telecommunications customers. The value of the contract is approximately $1 million. Ballard expects to ship 70-100 Mark 1020 ACS units under this agreement in 2007.

“We are very excited to have Dantherm as a lead customer for the Mark1020 ACS in the backup power market,” said Noordin Nanji, Ballard’s Chief Customer Officer. “The company is a highly-respected supplier of complete power supply solutions for fixed and wireless telecommunications mobile networks.”

Backup power solutions based on fuel cell technology deliver a number of significant advantages over conventional batteries and diesel generators, including higher reliability over a wide range of operating conditions; lower maintenance costs; longer operating life; and reduced size, weight, installation footprint, and environmental impact. The Mark1020 ACS fuel cell provides all of these advantages to power sub-system integrators, and enables an extremely compact and cost-effective backup power solution with its air-cooled design.

“This agreement with Ballard marks the official beginning of a strong and growing partnership with the leading provider of fuel cell products,” said Per Albaek, Managing Director of Dantherm Air Handling A/S. “Dantherm selected Ballard’s Mark1020 ACS fuel cell for our products because it is simply the best air-cooled fuel cell on the market today in terms of performance, reliability, and price. Using Ballard’s product offering and fuel cell expertise, we provide backup power solutions available for sale today to customers who see the compelling value proposition fuel cell technology provides to the telecommunications market.”

This agreement is an important step in Ballard’s strategy to build a leading position in the backup power market, along with materials handling and residential cogeneration.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; Nasdaq: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About Dantherm Air Handling
Since 1958 Dantherm Air Handing has developed and produced climate control and air handling solutions that ensure optimum surroundings for people and equipment alike. Innovative, durable and cost-efficient products have secured a position as a leading global manufacturer of stationary and mobile units for dehumidification, heating, air conditioning, ventilation and electronics cooling. Dantherm Air Handling ´s headquarters are in Denmark with subsidiaries in Norway, Sweden, the United Kingdom, the United States and China – and an extensive European dealer network. For more information, visit http://www.dantherm-air-handling.com/Products/Power_Division/Power_backup.aspx.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.